

Mail Stop 3561

November 10, 2008

Mr. Kelvin Claney
Chief Executive Officer
International Commercial Television, Inc.
299 Madison Avenue N.
Suite C
Bainbridge Island, WA 98110

      Re: International Commercial Television, Inc.
             Item 4.02 Form 8-K
             Filed October 31, 2008
             File No. 0-49638

Dear Mr. Claney:

     We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                  Sincerely,

                  Adam Phippen
                  Staff Accountant